Exhibit 99.1

Unaudited Condensed Consolidated Interim Financial Statements as of September 30, 2016 and December 31, 2015 and for the Three and Nine Months Ended September 30, 2016 and 2015

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Loss
Condensed Consolidated Interim Statement of Financial Position
Condensed Consolidated Interim Statement of Changes in Equity
Condensed Consolidated Interim Statement of Cash Flows
Notes to the Condensed Consolidated Interim Financial Statements

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Loss (unaudited)
For the Three and Nine Months Ended September 30, 2016 and 2015 (in CHF)

	Note	THREE MONTHS ENDED SEP. 30		NINE MONTHS ENDED SEP. 30
		2016	2015	2016	2015
Research and development		-6,344,600	-5,884,313	-19,763,338	-20,865,100
General and administrative		-1,197,541	-1,326,750	-4,144,687	-3,236,856
Operating loss		-7,542,141	-7,211,063	-23,908,025	-24,101,956
Interest income		18,118	12,873	44,284	23,141
Interest expense		-404,453	-1,608	-409,712	-6,212
Foreign currency exchange gain/(loss), net		-191,687	1,988,870	-1,177,624	-136,438
Revaluation gain/(loss) from derivative financial instrument		228,190	-	228,190	-
Loss before tax		-7,891,973	-5,210,928	-25,222,887	-24,221,465
Income tax expense	3	-	-	-	-
Net loss attributable to owners of the
Company		-7,891,973	-5,210,928	-25,222,887	-24,221,465
Other comprehensive loss:
Items that will never be reclassified to
profit or loss
Remeasurement of defined benefit liability,		23,412	-3,792	-584,455	-232,962
net of taxes of CHF 0
Items that are or may be reclassified to
profit or loss
Foreign currency translation differences,		5,968	-40,524	31,932	16,339
net of taxes of CHF 0
Other comprehensive income/(loss),		29,380	-44,316	-552,523	-216,623
net of taxes of CHF 0
Total comprehensive loss attributable to owners of the Company		-7,862,593	-5,255,244	-25,775,410	-24,438,088
Basic and diluted loss per share	8	-0.23	-0.15	-0.73	-0.76

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Financial Position (unaudited)
As of September 30, 2016 and December 31, 2015 (in CHF)

		SEPTEMBER 30, 2016	DECEMBER 31, 2015
	Note
ASSETS
Non-current assets
Property and equipment		161,960	222,570
Intangible assets		1,482,520	1,482,520
Other non-current receivables		114,766	38,066
Total non-current assets		1,759,246	1,743,156

Current assets
Other receivables		1,449,480	650,716
Prepayments		261,669	181,044
Cash and cash equivalents		37,526,723	50,237,300
Total current assets		39,237,872	51,069,060

Total assets		40,997,118	52,812,216

EQUITY AND LIABILITIES
Equity
Share capital	5	13,731,881	13,721,556
Share premium		112,838,815	112,662,910
Foreign currency translation reserve		-31,889	-63,821
Accumulated deficit		-107,201,111	-81,578,733
Total shareholders’ equity attributable to owners of the Company		19,337,696	44,741,912

Non-current liabilities
Loan	4	10,630,681	-
Derivative financial instrument	4	177,650	-
Employee benefits		2,250,936	1,575,833
Deferred tax liabilities	3	327,637	327,637
Total non-current liabilities		13,386,904	1,903,470

Current liabilities
Loan	4	1,042,736	-
Trade and other payables		1,613,602	1,205,522
Accrued expenses		5,616,180	4,961,312
Total current liabilities		8,272,518	6,166,834
Total liabilities		21,659,422	8,070,304
Total equity and liabilities		40,997,118	52,812,216

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Changes in Equity (unaudited)
As of September 30, 2016 and 2015 (in CHF)

Attributable to Owners of the Company

	Note	Share Capital	Share Premium	Foreign Currency Translation Reserve	Accumulated Deficit	Total Equity
Balance as of January 1, 2015		11,604,156	93,861,171	-51,109	-52,131,426	53,282,792
Total comprehensive loss
Net loss		-	-	-	-24,221,465	-24,221,465
Other comprehensive income/(loss)		-	-	16,339	-232,962	-216,623
Total comprehensive income/(loss)		-	-	16,339	-24,454,427	-24,438,088
Transactions with owners of the Company
Capital increase from follow-on offering	5	2,110,000	19,604,877	-	-	21,714,877
Share issuance costs		-	-210,826	-	-	-210,826
Transaction costs		-	-643,796	-	-	-643,796
Share based payments	7	-	-	-	207,313	207,313
Share options exercised	5	3,400	33,593	-	-	36,993
Balance as of September 30, 2015		13,717,556	112,645,019	-34,770	-76,378,540	49,949,265
Balance as of January 1, 2016		13,721,556	112,662,910	-63,821	-81,578,733	44,741,912
Total comprehensive loss
Net loss					-25,222,887	-25,222,887
Other comprehensive income/(loss)				31,932	-584,455	-552,523
Total comprehensive income/(loss)		-	-	31,932	-25,807,342	-25,775,410
Transactions with owners of the Company
Share issuance costs		-	-1,862	-	-	-1,862
Share based payments	7	-	-	-	184,964	184,964
Issue of bonus shares	5	10,325	177,767	-	-	188,092
Balance as of September 30, 2016		13,731,881	112,838,815	-31,889	-107,201,111	19,337,696

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Cash Flows (unaudited)
For the Nine Months Ended September 30, 2016 and 2015 (in CHF)

	Note	NINE MONTHS ENDED SEPTEMBER 30, 2016	NINE MONTHS ENDED SEPTEMBER 30, 2015
Cash flows from operating activities
Net loss		-25,222,887	-24,221,465
Adjustments for:
Depreciation		72,084	68,217
Unrealized net foreign currency exchange loss, net		1,214,572	168,232
Net interest expense/(income)		355,429	-22,969
Share option costs	7	184,964	207,313
Employee benefits		90,648	115,211
Fair value derivative financial instrument	4	-228,190	-

Changes in:
Other receivables		-875,464	-33,428
Prepayments		-80,625	-29,296
Trade and other payables		408,079	-411,937
Accrued expenses		842,960	1,938,089

Net cash used in operating activities		-23,238,430	-22,222,033

Cash flows from investing activities
Purchase of property and equipment		-11,474	-79,917
Interest received		44,284	22,969
Net cash from/(used in) investing activities		32,810	-56,948

Cash flows from financing activities
Proceeds from share capital increase	5	-	36,993
Share issuance costs		-1,862	-210,826
Proceeds from loan issuance	4	11,986,671	-
Interest paid		-238,415	-
Proceeds from follow-on offering	5	-	21,071,081
Net cash from financing activities		11,746,394	20,897,248

Net decrease in cash and cash equivalents		-11,459,226	-1,381,733
Cash and cash equivalents at beginning of the period		50,237,300	56,934,325
Net effect of currency translation on cash		-1,251,351	-151,885
Cash and cash equivalents at end of the period		37,526,723	55,400,707

The accompanying notes form an integral part of these condensed consolidated interim financial statements

AURIS MEDICAL HOLDING AG

Notes to the Condensed Consolidated Interim Financial Statements

as of September 30, 2016 and December 31, 2015 and for the Three and Nine Months Ended September 30, 2016 and 2015 (in CHF)

1.	Reporting entity

Auris Medical Holding AG (the “Company”) is domiciled in Switzerland. The Company’s registered address is at Bahnhofstrasse 21, 6300 Zug. These condensed consolidated interim financial statements comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Company is the ultimate parent of the following Group entities:

▪	Auris Medical AG, Basel, Switzerland (100%)

▪	Otolanum AG, Zug, Switzerland (100%)

▪	Auris Medical Inc., Chicago, United States (100%)

▪	Auris Medical Ltd., Dublin, Ireland (100%)

The Group is primarily involved in the development of pharmaceutical products for the treatment of inner ear disorders, in particular tinnitus and hearing loss. Its most advanced projects are in the late stage of clinical development.

2.	Basis of preparation

Statement of compliance

These condensed consolidated interim financial statements as of September 30, 2016 and December 31, 2015 and for the three and nine months ended September 30, 2016 have been prepared in accordance with International Accounting Standard Interim Financial Reporting (“IAS 34”) and should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2015.

These condensed consolidated interim financial statements include all adjustments that are necessary to fairly state the results of the interim period, and the Group believes that the disclosures are adequate to make the information presented not misleading. Interim results are not necessarily indicative of results to be expected for the full year. Management does not consider the business to be seasonal or cyclical.

Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, have been condensed or omitted as permitted by IAS 34. The condensed consolidated statement of financial position as of December 31, 2015 was derived from the audited consolidated financial statements.

The interim condensed consolidated financial statements were authorized for issuance by the Company’s Audit Committee on November 7, 2016.

Functional and reporting currency

These interim condensed consolidated financial statements are presented in Swiss Francs (“CHF”), which is the Company’s functional currency (“functional currency”) and the Group’s reporting currency.

Significant accounting policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its audited consolidated financial statements as of and for the year ended December 31, 2015 and have been applied consistently to all periods presented in these condensed consolidated interim financial statements, unless otherwise indicated.

New standards, amendments and interpretations adopted by the Group

The Group has not early adopted any standard, interpretation or amendment that was issued, but is not yet effective.

A number of new standards, amendments to standards and interpretations are effective for the Group’s 2016 reporting year and have not been applied in preparing these condensed consolidated interim financial statements. Management does not believe that the adoption of these standards, amendments or interpretations will have a material impact on the financial statements of the Group.

3.	Taxation

The Group’s income tax expense recognized in the consolidated statement of profit or loss is presented as follows:

	Nine months ended September 30,
	2016	2015
Deferred income tax expense	-80,124	-
Deferred income tax	80,124	-
Total income tax expense	-	-

The tax effect of taxable temporary differences that give rise to deferred income tax liabilities or to deferred income tax assets as of September 30, 2016 and 2015 are as follows:

	September 30, 2016	September 30, 2015

Deferred Tax liabilities
Intangible assets	-327,637	-327,637
Hercules Loan Facility and Warrant	-80,124	-
Total	-407,761	-327,637
Deferred Tax assets
Net operating loss (NOL)	80,124	-
Total	80,124	-

Deferred Tax, net	-327,637	-327,637

4.	Loan and Warrant

On July 19, 2016, the Company entered into a Loan and Security Agreement for a secured term loan facility of up to US$20.0 million with Hercules Capital, Inc. as administrative agent (“Hercules”) and the lenders party thereto. An initial tranche of US$12.5 million was drawn on July 19, 2016, concurrently with the execution of the loan agreement. The loan matures on January 2, 2020 and bears interest at a minimum rate of 9.55% per annum, and is subject to the variability of the prime interest rate. The loan is secured by a pledge of the shares of Auris Medical AG owned by the Company, all intercompany receivables owed to the Company by its Swiss subsidiaries and a security assignment of the Company’s bank accounts.

The loan was initially recognized at transaction value less the fair value of the warrant as of the transaction date and less directly attributable transactions costs. Following the initial recognition, the loan is measured at amortized cost using the effective interest method. As of September 30, 2016, the loan is valued at CHF 11,673,417. Of the CHF 11,673,417 an amount of CHF 1,042,736, reflecting amortization payments due within the next 12 months, is classified as current liability and the remainder as non-current liability.

In connection with the loan facility, the Company issued Hercules a warrant to purchase up to 241,117 of its common shares at an exercise price of US$3.94 per share. As of July 19, 2016, the warrant is exercisable for 156,726 common shares. Upon Hercules making the second advance under the loan facility, the warrant shall become exercisable for the additional 84,391 common shares. The warrant expires on July 19, 2023. The fair value calculation of the warrant is based on the Black-Sholes option pricing model. Assumptions are made regarding inputs such as volatility and the risk free rate in order to determine the fair value of the warrant. As the warrant is part of the loan transaction, its initial fair value was deducted from the loan proceeds and accounted for as non-current financial liability. Following the initial recognition, the warrant is measured at fair value and changes in fair value are shown as profit or loss.

As of September 30, 2016 and after deduction of a currency revaluation gain of CHF 2,340, the fair value of the warrant amounts to CHF 177,650. Since its initial recognition, the fair value decreased by CHF 228,190 resulting in a gain in the corresponding amount (fair value as of July 19, 2016: CHF 408,180).

5.	Capital and reserves

Share capital

The issued share capital of the Company consisted of:

	COMMON SHARES (Number)
	2016	2015
As of January 1	34,303,891	29,010,391
Common shares issued for stock option exercises with a nominal value of CHF 0.40 each	—	8,500
Common shares issued for the follow-on offering with a nominal value of CHF 0.40 each	—	5,275,000
Common shares issued for restricted share awards with a nominal value of CHF 0.40 each	25,813	—
Total, as of September 30, 2016 and September 30, 2015	34,329,704	34,293,891

All shares have a nominal value of CHF 0.40 and are fully paid in. As of September 30, 2016, the nominal value of the 34,329,704 issued shares amounted to CHF 13,731,881.60 (as of December 31, 2015, the nominal value of 34,303,891 issued shares amounted to CHF 13,721,556.40).

Issue of common shares upon exercise of options

During the nine months ended September 30, 2015, beneficiaries of the Option Plan A exercised their right to acquire common shares of the Company at CHF 3.20 per share. This resulted in an increase in the number of outstanding common shares of 8,500 and an increase in the nominal value of the share capital of CHF 3,400. Total proceeds from the exercise to the Company were CHF 27,200.

During the nine months ended September 30, 2016, no options were exercised.

On January 7, 2016, the Company granted 25,813 restricted shares to employees under the Equity Incentive Plan as a compensation bonus for 2015. These shares vested upon grant and have a sales restriction of 3 years. The Company recorded a corresponding payroll charge of CHF 188,092 in 2015. As a result of the grant, the nominal share capital increased by CHF 10,325.

Follow-On Offering on NASDAQ Global Market

On May 20, 2015, the Company completed a public offering of 5,275,000 shares, yielding net proceeds after underwriting discounts of US$23.6 million (CHF 21.7 million). As of September 30, 2015, following the offering (and settlement of the aforementioned employee options) there were 34,293,891 common shares of the Company outstanding.

Controlled Equity Offering

On June 1, 2016, the Company entered into a Controlled Equity OfferingSM Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. (“Cantor”), pursuant to which the Company may offer and sell, from time to time common shares, with a nominal value of CHF 0.40 per share, having an aggregate offering price of up to US$35 million through Cantor. Any common shares offered and sold will be issued pursuant to the Company’s shelf registration statement on Form F-3 (Registration No. 333-206710) as supplemented by a prospectus supplement, dated June 1, 2016. In the third quarter of 2016, the Company did not offer or sell any common shares under the Sales Agreement.

6.	Employee benefits

	Nine months ended September 30,
	2016	2015
Salaries	2,820,562	1,920,616
Pension costs	254,757	239,247
Share based compensation expense	184,964	207,313
Other employee costs and social benefits	627,271	164,437
Total employee benefits	3,887,554	2,531,613

7.	Share based compensation expense

Share based compensation expense of CHF 184,964 was recognized for the nine months ended September 30, 2016 (for the nine months ended September, 2015: CHF 207,313).

A total of 148,150 options were granted in the nine months ended September 30, 2016. The exercise price of the granted options is US$3.92 (CHF 3.76). The methodology for computation of share based compensation expense for the period is consistent with the methodology used in 2015.

8.	Loss per share

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Loss attributable to owners of the Company	(7,891,973)	(5,210,928)	(25,222,887)	(24,221,465)
Weighted average number of shares outstanding	34,329,704	34,290,141	34,329,045	31,828,984
Basic and diluted loss per share	(0.23)	(0.15)	(0.73)	(0.76)

For the nine months ended September 30, 2016 and September 30, 2015 basic and diluted loss per share are calculated based on the weighted average number of shares issued and outstanding and excludes shares to be issued under the stock option plans, as they would be anti-dilutive. As of September 30, 2016, the Company had 652,650 options outstanding under its stock option plans, of which 4,520 are considered forfeited due to the termination of the beneficiaries’ employment relationships. The average number of options outstanding between January 1, 2016 and September 30, 2016 was 640,830 (527,885 for the period between January 1, 2015 and September 30, 2015).